Filed by Empire State Realty Trust Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empire State Realty Trust Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

The following letters were mailed to participants in Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates L.L.C., respectively, on February 13, 2012:

February 13, 2012

To: Participants in Empire State Building Associates L.L.C. (the “Company”)

Re: Empire State Realty Trust, Inc.

In November 2011, in a Current Report on Form 8-K filed with the Securities and Exchange Commission, we stated we were taking steps that could result in the Company’s becoming part of a new public Real Estate Investment Trust (REIT) being established for this purpose. Up to this point, we have been limited by securities laws as to what we have been able to say to you on this subject. We can now provide you with additional information.

We intend to consolidate into the new REIT the Company and certain of our other supervised entities, representing 18 office and retail properties, one development site, and five related management companies. This consolidation will only be effective upon an initial public offering of the REIT’s Class A common stock.

We have received the requisite consents for this consolidation from all entities we propose to include, except the Company and the two other publicly registered entities for which consent solicitation requires filing with the SEC of a Registration Statement on Form S-4 and related documents. Today, the REIT made such filing (which includes the consent solicitation statement of the Company and also constitutes a prospectus of the REIT), which would, after SEC clearance expected to take months, permit us to solicit these remaining consents.

We urge you to review the Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.

We will be able to commence the solicitation and provide further information to participants in the Company only after the SEC declares the REIT’s filed Registration Statement on Form S-4 effective, which we hope will occur later this year. At that time, the consent solicitation statement will be mailed to you.

In the meantime, we appreciate your patience and continuing support.

Sincerely, MALKIN HOLDINGS LLC
/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company and its agents, the Company’s supervisor and its officers, and the REIT’s officers and director may be deemed to be participants in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Company and the REIT are set forth, respectively, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Registration Statement on Form S-4, which have been filed with the SEC.

February 13, 2012

To: Participants in 60 East 42nd St. Associates L.L.C. (the “Company”)

Re: Empire State Realty Trust, Inc.

In November 2011, in a Current Report on Form 8-K filed with the Securities and Exchange Commission, we stated we were taking steps that could result in the Company’s becoming part of a new public Real Estate Investment Trust (REIT) being established for this purpose. Up to this point, we have been limited by securities laws as to what we have been able to say to you on this subject. We can now provide you with additional information.

We intend to consolidate into the new REIT the Company and certain of our other supervised entities, representing 18 office and retail properties, one development site, and five related management companies. This consolidation will only be effective upon an initial public offering of the REIT’s Class A common stock.

We have received the requisite consents for this consolidation from all entities we propose to include, except the Company and the two other publicly registered entities for which consent solicitation requires filing with the SEC of a Registration Statement on Form S-4 and related documents. Today, the REIT made such filing (which includes the consent solicitation statement of the Company and also constitutes a prospectus of the REIT), which would, after SEC clearance expected to take months, permit us to solicit these remaining consents.

We urge you to review the Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.

We will be able to commence the solicitation and provide further information to participants in the Company only after the SEC declares the REIT’s filed Registration Statement on Form S-4 effective, which we hope will occur later this year. At that time, the consent solicitation statement will be mailed to you.

In the meantime, we appreciate your patience and continuing support.

Sincerely, MALKIN HOLDINGS LLC
/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company and its agents, the Company’s supervisor and its officers, and the REIT’s officers and director may be deemed to be participants in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Company and the REIT are set forth, respectively, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Registration Statement on Form S-4, which have been filed with the SEC.

February 13, 2012

To: Participants in 250 West 57th St. Associates L.L.C. (the “Company”)

Re: Empire State Realty Trust, Inc.

In November 2011, in a Current Report on Form 8-K filed with the Securities and Exchange Commission, we stated we were taking steps that could result in the Company’s becoming part of a new public Real Estate Investment Trust (REIT) being established for this purpose. Up to this point, we have been limited by securities laws as to what we have been able to say to you on this subject. We can now provide you with additional information.

We intend to consolidate into the new REIT the Company and certain of our other supervised entities, representing 18 office and retail properties, one development site, and five related management companies. This consolidation will only be effective upon an initial public offering of the REIT’s Class A common stock.

We have received the requisite consents for this consolidation from all entities we propose to include, except the Company and the two other publicly registered entities for which consent solicitation requires filing with the SEC of a Registration Statement on Form S-4 and related documents. Today, the REIT made such filing (which includes the consent solicitation statement of the Company and also constitutes a prospectus of the REIT), which would, after SEC clearance expected to take months, permit us to solicit these remaining consents.

We urge you to review the Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.

We will be able to commence the solicitation and provide further information to participants in the Company only after the SEC declares the REIT’s filed Registration Statement on Form S-4 effective, which we hope will occur later this year. At that time, the consent solicitation statement will be mailed to you.

In the meantime, we appreciate your patience and continuing support.

Sincerely, MALKIN HOLDINGS LLC
/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company and its agents, the Company’s supervisor and its officers, and the REIT’s officers and director may be deemed to be participants in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Company and the REIT are set forth, respectively, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Registration Statement on Form S-4, which have been filed with the SEC.